# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tectonic Therapeutic, Inc., CIK 0001681087
CUSIP: 8789272108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 490 Arsenal Way, Suite 210, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 03/04/2025
Amends the filing with accession number 0000950170-25-016480
Filed by CIK 0001776851
Persons authorized to receive notices and communications: Jean-Philippe Kouakou-Zebouah, Vida Ventures II, LLC, 40 Broad Street, Suite 201, Boston, Massachusetts (MA), 02109, (857) 254-9500

## Reporting persons
- Vida Ventures II, LLC (CIK 0001776851): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vida Ventures II-A, LLC (CIK 0001781930): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VV Manager II, LLC (CIK 0001824569): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Tectonic Therapeutic, Inc.
Address of issuer's principal executive offices: 490 Arsenal Way, Suite 210, Watertown, Massachusetts (MA), 02472
Comment: Explanatory Note: This Amendment No. 2 (this Amendment) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the SEC on June 27, 2024, as amended by that Amendment No. 1 filed with the SEC on February 7, 2025 (collectively, the Original Schedule 13D). Only those items that are hereby reported are amended; all other items reports in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defines in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Original Schedule 13D is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated herein by reference.
Citizenship: The information set forth in Item 2(f) of the Original Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Amendment No. 2. The information reported on such cover pages is reported as of March 4, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Amendment No. 2. The information reported on such cover pages is reported as of March 4, 2025.
Transactions in the class effected during the past sixty days: On February 14, 2025, Vida II effected a pro rata distribution of 934,949 shares of Common Stock to its members without additional consideration. On February 14, 2025, Vida II-A effected a pro rata distribution of 25,944 shares of Common Stock to its members without additional consideration. On February 18, 2025, Vida II sold 7,881 shares of Common Stock at a weighted average price per share of $33.2498 for aggregate proceeds of approximately $261,577.63.On February 18, 2025, Vida II-A sold 219 shares of Common Stock at a weighted average price per share of $33.2498 for aggregate proceeds of approximately $7,258.52. On February 28, 2025, Vida II sold 20,345 shares of Common Stock at a weighted average price per share of $25.6818 for aggregate proceeds of approximately $521,419.67. On February 28, 2025, Vida II-A sold 565 shares of Common Stock at a weighted average price per share of $25.6818 for aggregate proceeds of approximately $14,468.89. On March 3, 2025, Vida II sold 584 shares of Common Stock at a weighted average price per share of $24.9606 for aggregate proceeds of approximately $14,468.79. On March 3, 2025, Vida II-A sold 16 shares of Common Stock at a weighted average price per share of $24.9606 for aggregate proceeds of approximately $401.49. On March 4, 2025, Vida II sold 37,140 shares of Common Stock at a weighted average price per share of $23.0841 for aggregate proceeds of approximately $855,438.36. On March 4, 2025, Vida II-A sold 1,031 shares of Common Stock at a weighted average price per share of $23.0841 for aggregate proceeds of approximately $23,737.58.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Item 5(d) of the Original Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 4, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the Original Schedule 13D is incorporated herein by reference.

## Signatures
- Vida Ventures II, LLC: By: VV Manager II, LLC, its Manager, /s/ Jean-Philippe Kouakou-Zebouah, Authorized Signatory (04/07/2025)
- Vida Ventures II-A, LLC: By: VV Manager II, LLC, its Manager, /s/ Jean-Philippe Kouakou-Zebouah, Authorized Signatory (04/07/2025)
- VV Manager II, LLC: /s/ Jean-Philippe Kouakou-Zebouah, Authorized Signatory (04/07/2025)